UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________________
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 7
____________________________________________________
Heartland Express, Inc.
(Name of Issuer)
____________________________________________________

COMMON STOCK
(Title of Class of Securities)

422347 10 4
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)
____________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  422347 10 4

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).

2009 Gerdin Heartland Trust UTA 07/15/2009

2.	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ X ]
3.	SEC USE ONLY
4.	Citizenship or place of organization:

United States of America
Number of shares beneficially owned by each reporting person with:
5.	Sole voting power

7,494,117
6.	Shared voting power

—
7.	Sole dispositive power

7,494,117
8.	Shared dispositive power

—
9.	Aggregate amount beneficially owned by each reporting person

7,494,117
10.	Check if the aggregate amount in Row (9) excludes certain shares
[ ]
11.	Percent of class represented by amount in Row (9)

9.0% (1)
12.	Type of reporting person

OO

(1) Based on 83,302,592 shares of Common Stock outstanding as of December 31, 2017.

Item 1.

(a)	Name of issuer

Heartland Express, Inc.

(b)	Address of issuer's principal executive offices

901 North Kansas Avenue North Liberty, IA 52317

Item 2.

(a)	Name of person filing

2009 Gerdin Heartland Trust UTA 07/15/2009

(b)	Address of principal business office or, if none, residence

901 North Kansas Avenue
North Liberty, IA 52317

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number
422347 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned
7,494,117

(b)	Percent of class:
9.0% (1)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
7,494,117

(ii) Shared power to vote or to direct the vote:
—

(iii) Sole power to dispose or to direct the disposition of:
7,494,117

(iv) Shared power to dispose or to direct the disposition of:
—

(1) Based on 83,302,592 shares of Common Stock outstanding as of December 31, 2017.

Item 5.	Ownership of Five Percent or Less of a Class
[   ] The reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
At December 31, 2017, Mike Gerdin, Angie Janssen, and Julie Durr serve as co-trustees over shares held by the reporting person and, as such, had voting and dispositive power over the securities held by the reporting person and any proceeds or dividends resulting therefrom. Beneficial ownership is disclaimed by Mr. Gerdin, Mrs. Janssen, and Mrs. Durr because none of the trustees have the power to vote or dispose of the shares without consent of the other two trustees.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under Section 240.14a-11.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Michael Gerdin, co-trustee of the 2009 Gerdin Heartland Trust

/s/ Thomas E. Hill, pursuant to power of attorney previously filed

Dated: February 13, 2018